Mail Stop 3561

								November 1, 2005


Ms. Felicia D. Thornton
Chief Financial Officer
Albertson`s, Inc.
250 Parkcenter Blvd.
Boise, Idaho  83726

Re:	Albertson`s, Inc.
	Form 10-K for the Fiscal Year Ended February 3, 2005
	Forms 10-Q for the Periods Ended May 5, 2005 and August 4,
2005
	File No. 001-06187

Dear Ms. Thornton:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended February 3, 2005

Liquidity and Capital Resources, page 19
Critical Accounting Policies, page 23

1. Reference is made to your discussion of pension plans here and in your quarterly reports. Please expand your discussion of your employee benefit plans to address your funding obligations including the amounts, timing and effect on future cash flows of the company.
Please show us what your disclosure will look like in future filings revised.

Financial Statements

Note 2.  Summary of Significant Accounting Policies, page 35

Cash and Cash Equivalents, page 35
Reclassifications, page 38

2. We note net cash book overdrafts previously reported in cash and cash equivalents are now reported in accounts payable beginning with the third quarter of 2004. Please tell us and disclose in future filings the line item that includes the net change in overdrafts in the statements of cash flows.

Segment Information, page 35

3. Please tell us what consideration you gave to providing revenue disclosures by product group such as pharmacy, grocery, floral, health and beauty or other categories as deemed appropriate. See paragraph 37 of SFAS 131.

Note 11.  Indebtedness, page 44

Mandatory Convertible Security Offering, page 44

4. Please advise us of the specific factors you considered and the accounting literature relied upon in determining how to account for the Corporate Units and the method used in calculating diluted earnings per share. We may have further comment.

5. We note your disclosure in the last paragraph that there can be no assurance that the method in which the Corporate Units are reflected in the company`s diluted earnings per share will not change in the future if interpretations evolve. As such, please tell us what consideration you gave to providing diluted earnings per share based on the if-converted method.

6. Reference is made to the second paragraph. Please expand your disclosure to clarify what the purchase contract adjustment represents and why a charge was made to stockholders` equity. In addition, please revise to clarify that the stated amount of $25 to be received on the purchase contracts will be non-cash to the extent the senior notes are put to the company. Show us what your disclosure will look like revised.

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

      							Sincerely,


      							Michael Moran
      							Branch Chief


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Ms. Felicia D. Thornton
Albertson's, Inc.
November 1, 2005
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